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                                                                 Exhibit 23.2

                         INDEPENDENT AUDITOR'S CONSENT



The Partners of Atlantic Cellular Company, L.P.
 and Subsidiaries

We consent to the incorporation by reference in the Form 8-K/A of Rural Cellular Corporation of our report dated February 17, 1998 with respect to the consolidated balance sheets of Atlantic Cellular Company, L.P. and Subsidiaries as of December 31, 1996 and 1997 and the related consolidated statements of operations, partners' capital and cash flows for each of the years in the three-year period ended December 31, 1997, which report appears in the Registration Statement on Form S-4 of Rural Cellular Corporation dated July 23, 1998. Our report included an explanatory paragraph stating that the Partnership entered into two separate purchase and sale agreements in February 1998 which will result in the sale of substantially all of the Partnership's assets.



Providence, Rhode Island
July 23, 1998